U.S. Securities and Exchange Commission
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0327
Expires: May 31, 2006
Estimated average burden
hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortgage Securities I, Inc.	0000774352
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
FOL 11-22-05	
Current Report on Form 8-K 2005-S7	333-126745
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number of Registration Statement

05072477

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of November 2005.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: [signature]
Name: Heather Anderson
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ______________________________

Name:
Title:

EXHIBITS 99.1

	A	C	D	E	F	G	H	I	J	K	L	M	N	O	P
1					Deal Summary Report							RFMSI05-S7G3BBG			
3					Assumptions							Collateral			
4	Settlement	30-Nov-05	Prepay		300 PSA					Balance	WAC	WAM	Age	WAL	Dur
5	1st Pay Date	25-Dec-05	Default		0 CDR					$309,278,350.50	6	357	3	5.58	4.3
6			Recovery	0	months										
7			Severity		0%										
9	Tranche	Balance	Coupon	Principal	Avg	Dur	Yield	Spread	Bench	Price	$@1bp	Accrued	NetNet	Dated	Notes
10	Name			Window	Life			bp		%		Int(M)	(MM)	Date	
11	3N1	54,000,000.00	5.5	12/06 - 10/17	8.21	6.31	5.84	121	Interp	97-28.58	33528.71	239.25	53.102	01-Nov-05	FIX
12	3A2	30,000,000.00	5.85	12/08 - 08/35	14.52		0	0	Interp			141.38	0	01-Nov-05	FIX
13	3IO1	30,000,000.00	0.1	12/05 - 08/35	14.52		0	0	Interp			2.42	0	01-Nov-05	IO
14	3A3	2,454,546.00	0	12/08 - 08/35	14.52		0	0	Interp			0	0	01-Nov-05	FIX
15	3A1	191,284,000.00	5.5	12/05 - 12/11	2.92		0	0	Interp			847.49	0	01-Nov-05	FIX
16	3L1	22,261,454.00	5.5	12/11 - 06/14	6.99	5.6	6.301	170	Interp	95-18.07	11964.07	98.63	21.373	01-Nov-05	FIX
17	3B1	9,278,350.51	5.5	12/05 - 08/35	10.49	7.42	5.797	113	Interp	97-29.00	6768.6	41.11	9.125	01-Nov-05	FIX
18															
19															
24	Treasury		Swaps												
25	Mat 6MO 2YR 3YR 5YR 10YR 30YR		1YR 2YR 3YR 5YR 10YR 30YR												
26	Yld 4.266 4.470 4.505 4.556 4.663 4.850		4.810 4.931 4.989 5.077 5.222 5.415												

RFMSI05-S7G3BBG - Dec - 3A2

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	99	99	99	99	99
25-Nov-10	98	98	98	98	37
25-Nov-11	96	96	96	68	0
25-Nov-12	95	95	95	38	0
25-Nov-13	94	94	94	25	0
25-Nov-14	93	93	89	23	0
25-Nov-15	92	92	86	23	0
25-Nov-16	90	90	84	23	0
25-Nov-17	89	89	80	23	0
25-Nov-18	88	88	63	23	0
25-Nov-19	87	87	50	18	0
25-Nov-20	86	86	39	13	0
25-Nov-21	84	84	31	9	0
25-Nov-22	83	83	24	7	0
25-Nov-23	82	82	19	5	0
25-Nov-24	81	81	14	3	0
25-Nov-25	80	80	11	2	0
25-Nov-26	78	78	8	2	0
25-Nov-27	77	77	6	1	0
25-Nov-28	76	76	5	1	0
25-Nov-29	75	75	3	1	0
25-Nov-30	74	64	2 *		0
25-Nov-31	72	49	2 *		0
25-Nov-32	71	35	1 *		0
25-Nov-33	70	21	1 *		0
25-Nov-34	51	9 *	*		0
25-Nov-35	0	0	0	0	0
WAL	25.14	23.53	14.52	8.59	4.94
Principal Wi	Dec08-Aug35	Dec08-Aug35	Dec08-Aug35	Dec08~Aug35	Dec08-Oct11

Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

RFMSI05-S7G3BBG - Dec - 3IO1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	99	99	99	99	99
25-Nov-10	98	98	98	98	37
25-Nov-11	96	96	96	68	0
25-Nov-12	95	95	95	38	0
25-Nov-13	94	94	94	25	0
25-Nov-14	93	93	89	23	0
25-Nov-15	92	92	86	23	0
25-Nov-16	90	90	84	23	0
25-Nov-17	89	89	80	23	0
25-Nov-18	88	88	63	23	0
25-Nov-19	87	87	50	18	0
25-Nov-20	86	86	39	13	0
25-Nov-21	84	84	31	9	0
25-Nov-22	83	83	24	7	0
25-Nov-23	82	82	19	5	0
25-Nov-24	81	81	14	3	0
25-Nov-25	80	80	11	2	0
25-Nov-26	78	78	8	2	0
25-Nov-27	77	77	6	1	0
25-Nov-28	76	76	5	1	0
25-Nov-29	75	75	3	1	0
25-Nov-30	74	64	2 *		0
25-Nov-31	72	49	2 *		0
25-Nov-32	71	35	1 *		0
25-Nov-33	70	21	1 *		0
25-Nov-34	51	9 *	*		0
25-Nov-35	0	0	0	0	0
WAL	25.14	23.53	14.52	8.59	4.94
Principal Window					

Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

RFMSI05-S7G3BBG - Dec - 3A3

Date	1	2	3	4	5
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	99	99	99	99	99
25-Nov-10	98	98	98	98	37
25-Nov-11	96	96	96	68	0
25-Nov-12	95	95	95	38	0
25-Nov-13	94	94	94	25	0
25-Nov-14	93	93	89	23	0
25-Nov-15	92	92	86	23	0
25-Nov-16	90	90	84	23	0
25-Nov-17	89	89	80	23	0
25-Nov-18	88	88	63	23	0
25-Nov-19	87	87	50	18	0
25-Nov-20	86	86	39	13	0
25-Nov-21	84	84	31	9	0
25-Nov-22	83	83	24	7	0
25-Nov-23	82	82	19	5	0
25-Nov-24	81	81	14	3	0
25-Nov-25	80	80	11	2	0
25-Nov-26	78	78	8	2	0
25-Nov-27	77	77	6	1	0
25-Nov-28	76	76	5	1	0
25-Nov-29	75	75	3	1	0
25-Nov-30	74	64	2 *		0
25-Nov-31	72	49	2 *		0
25-Nov-32	71	35	1 *		0
25-Nov-33	70	21	1 *		0
25-Nov-34	51	9 *	*		0
25-Nov-35	0	0	0	0	0
WAL	25.14	23.53	14.52	8.59	4.94
Principal Wi	Dec08-Aug35	Dec08-Aug35	Dec08-Aug35	Dec08~Aug35	Dec08-Oct11

Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

RFMSI05-S7G3BBG - Dec - 3A1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	98	95	89	86	83
25-Nov-07	97	88	69	60	51
25-Nov-08	96	78	45	31	17
25-Nov-09	95	68	26	9	0
25-Nov-10	93	60	10	0	0
25-Nov-11	92	53 *		0	0
25-Nov-12	91	46	0	0	0
25-Nov-13	89	41	0	0	0
25-Nov-14	87	37	0	0	0
25-Nov-15	86	33	0	0	0
25-Nov-16	83	29	0	0	0
25-Nov-17	80	25	0	0	0
25-Nov-18	77	22	0	0	0
25-Nov-19	74	19	0	0	0
25-Nov-20	71	16	0	0	0
25-Nov-21	68	13	0	0	0
25-Nov-22	64	10	0	0	0
25-Nov-23	60	8	0	0	0
25-Nov-24	56	5	0	0	0
25-Nov-25	51	1	0	0	0
25-Nov-26	47	0	0	0	0
25-Nov-27	41	0	0	0	0
25-Nov-28	36	0	0	0	0
25-Nov-29	30	0	0	0	0
25-Nov-30	24	0	0	0	0
25-Nov-31	15	0	0	0	0
25-Nov-32	6	0	0	0	0
25-Nov-33	0	0	0	0	0
WAL	18.62	7.99	2.92	2.37	2.03
Principal Wi	Dec05-Jul33	Dec05-Apr26	Dec05-Dec11	Dec05-May10	Dec05-Aug09
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

RFMSI05-S7G3BBG - Dec - 3L1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	100	100	100	100	100
25-Nov-08	100	100	100	100	100
25-Nov-09	100	100	100	100	49
25-Nov-10	100	100	100	33	0
25-Nov-11	100	100	100	0	0
25-Nov-12	100	100	42	0	0
25-Nov-13	100	100	8	0	0
25-Nov-14	100	100	0	0	0
25-Nov-15	100	100	0	0	0
25-Nov-16	100	100	0	0	0
25-Nov-17	100	100	0	0	0
25-Nov-18	100	100	0	0	0
25-Nov-19	100	100	0	0	0
25-Nov-20	100	100	0	0	0
25-Nov-21	100	100	0	0	0
25-Nov-22	100	100	0	0	0
25-Nov-23	100	100	0	0	0
25-Nov-24	100	100	0	0	0
25-Nov-25	100	100	0	0	0
25-Nov-26	100	82	0	0	0
25-Nov-27	100	55	0	0	0
25-Nov-28	100	30	0	0	0
25-Nov-29	100	7	0	0	0
25-Nov-30	100	0	0	0	0
25-Nov-31	100	0	0	0	0
25-Nov-32	100	0	0	0	0
25-Nov-33	65	0	0	0	0
25-Nov-34	0	0	0	0	0
WAL	28.2	22.28	6.99	4.92	4.03
Principal Wi	Jul33-Aug34	Apr26-Mar30	Dec11-Jun14	May10-Apr11	Aug09-Mar10
Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

RFMSI05-S7G3BBG - Dec - 3N1

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	100	100	100	100	100
25-Nov-07	98	98	98	98	98
25-Nov-08	97	97	97	97	97
25-Nov-09	95	95	95	95	95
25-Nov-10	93	93	93	93	93
25-Nov-11	91	89	83	81	77
25-Nov-12	89	83	72	66	50
25-Nov-13	87	77	57	50	33
25-Nov-14	85	69	40	35	22
25-Nov-15	82	60	24	22	15
25-Nov-16	78	51	10	13	10
25-Nov-17	75	42	0	6	7
25-Nov-18	71	34	0	1	5
25-Nov-19	67	27	0	0	3
25-Nov-20	62	20	0	0	2
25-Nov-21	58	13	0	0	1
25-Nov-22	53	7	0	0	1
25-Nov-23	47	1	0	0	1
25-Nov-24	42	0	0	0 *	
25-Nov-25	36	0	0	0 *	
25-Nov-26	30	0	0	0 *	
25-Nov-27	23	0	0	0 *	
25-Nov-28	16	0	0	0 *	
25-Nov-29	8	0	0	0 *	
25-Nov-30 *		0	0	0 *	
25-Nov-31	0	0	0	0 *	
25-Nov-32	0	0	0	0 *	
25-Nov-33	0	0	0	0 *	
25-Nov-34	0	0	0	0 *	
25-Nov-35	0	0	0	0	0
WAL	16.35	11.09	8.21	8.08	7.65
Principal Wi	Dec06-Dec30	Dec06-Mar24	Dec06-Oct17	Dec06-Feb19	Dec06-Aug35

Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

RFMSI05-S7G3BBG - Dec - 3B1

Date	***1***	*2*	*3*	*4*	*5*
30-Nov-05	**100**	100	100	100	100
25-Nov-06	**99**	99	99	99	99
25-Nov-07	**98**	98	98	98	98
25-Nov-08	**97**	97	97	97	97
25-Nov-09	**96**	96	96	96	96
25-Nov-10	**94**	94	94	94	94
25-Nov-11	**93**	91	88	86	84
25-Nov-12	**92**	88	80	76	72
25-Nov-13	**90**	83	70	63	57
25-Nov-14	**88**	78	58	50	42
25-Nov-15	**87**	71	47	37	29
25-Nov-16	**84**	65	37	27	20
25-Nov-17	**82**	60	30	20	13
25-Nov-18	**79**	54	24	15	9
25-Nov-19	**76**	49	19	11	6
25-Nov-20	**73**	44	15	8	4
25-Nov-21	**70**	40	12	6	3
25-Nov-22	**67**	36	9	4	2
25-Nov-23	**63**	32	7	3	1
25-Nov-24	**59**	28	5	2	1
25-Nov-25	**55**	25	4	2	1
25-Nov-26	**51**	21	3	1 *	
25-Nov-27	**46**	18	2	1 *	
25-Nov-28	**42**	15	2	1 *	
25-Nov-29	**36**	13	1 *	*	
25-Nov-30	**31**	10	1 *	*	
25-Nov-31	**25**	8	1 *	*	
25-Nov-32	**19**	5 *	*	*	
25-Nov-33	**12**	3 *	*	*	
25-Nov-34	**5**	1 *	*	*	
25-Nov-35	**0**	0	0	0	0
WAL	19.63	14.75	10.49	9.47	8.77
Principal Wi	Dec05-Aug35	Dec05-Aug35	Dec05-Aug35	Dec05-Aug35	Dec05-Aug35

Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

RFMSI05-S7G3BBG - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
30-Nov-05	100	100	100	100	100
25-Nov-06	99	97	93	91	90
25-Nov-07	98	92	80	75	69
25-Nov-08	97	85	65	56	48
25-Nov-09	96	79	53	42	33
25-Nov-10	94	74	43	32	23
25-Nov-11	93	68	35	24	16
25-Nov-12	92	63	28	18	11
25-Nov-13	90	58	23	13	8
25-Nov-14	88	54	18	10	5
25-Nov-15	87	50	15	7	4
25-Nov-16	84	45	12	5	2
25-Nov-17	82	41	9	4	2
25-Nov-18	79	38	7	3	1
25-Nov-19	76	34	6	2	1
25-Nov-20	73	31	5	2	1
25-Nov-21	70	28	4	1 *	
25-Nov-22	67	25	3	1 *	
25-Nov-23	63	22	2	1 *	
25-Nov-24	59	19	2 *	*	
25-Nov-25	55	17	1 *	*	
25-Nov-26	51	15	1 *	*	
25-Nov-27	46	13	1 *	*	
25-Nov-28	42	11	1 *	*	
25-Nov-29	36	9 *	*	*	
25-Nov-30	31	7 *	*	*	
25-Nov-31	25	5 *	*	*	
25-Nov-32	19	4 *	*	*	
25-Nov-33	12	2 *	*	*	
25-Nov-34	5	1 *	*	*	
25-Nov-35	0	0	0	0	0
WAL	19.63	11.39	5.58	4.41	3.66
Principal Wi	Dec05-Aug35	Dec05-Aug35	Dec05-Aug35	Dec05-Aug35	Dec05-Aug35

Prepay	0 PSA	100 PSA	300 PSA	400 PSA	500 PSA

CREDIT SUISSE | FIRST BOSTON

RFMSI 05-S7

Group 3

Pay rules

1. Pay the NAS priority Amount to the 3N1
2. Pay sequentially as follows:
    a. Beginning in Dec 2008, pay $ 32,455 allocated as follows:
        i. 92.436973236353396% to 3A2 until retired
        ii. 7.563026763646609% to 3A3 until retired
    b. Pay sequentially to the 3A1 and 3L1 until retired
    c. Pay the 3A2 and 3A3 until retired
3. Pay the 3N1 until retired

Notes

IO Notional = (0.10/5.95) x (3A2 Balance)

Pxing Speed = 300PSA

<u>**Nas Priority**</u>
NAS bonds = 3N1 **12** mo lockout of all principal
NAS Priority = (Total 3N1 Balance + 24,300,000)/Total Non-PO Balance

- Priority fraction above is <u>capped at 99%</u>
- Receives only the shift % of prepayments (scheduled PDA multiplied by the priority fraction above

Settlement = 11/30/05

```
-----------------------------------------------
$           VERSION: 3.01 (BLOOMBERG CMO BOND FILE)
-----------------------------------------------
$            DEAL: RFMSI05-S7G3BBG
$         PRICING: 300 PSA
$      SETTLEMENT: 20051130
----------------------------------------
----------------------------------------
$                   BLOCK: 1
!{           TRANCHE NAME: 3N1 }
$         ORIGINAL_AMOUNT: 54000000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20051101
$      FIRST_PAYMENT_DATE: 20051225
$       NEXT_PAYMENT_DATE: 20051225
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                   BLOCK: 2
!{           TRANCHE NAME: 3A2 }
$         ORIGINAL_AMOUNT: 30000000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.85
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20051101
$      FIRST_PAYMENT_DATE: 20051225
$       NEXT_PAYMENT_DATE: 20051225
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                   BLOCK: 3
!{           TRANCHE NAME: 3A3 }
$         ORIGINAL_AMOUNT: 2454546.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 0
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20051101
$      FIRST_PAYMENT_DATE: 20051225
$       NEXT_PAYMENT_DATE: 20051225
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                   BLOCK: 4
!{           TRANCHE NAME: 3A1 }
$         ORIGINAL_AMOUNT: 191284000.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
$              DATED_DATE: 20051101
$      FIRST_PAYMENT_DATE: 20051225
$       NEXT_PAYMENT_DATE: 20051225
$          ACCRUAL_METHOD: THIRTY_360
-----------------------------------------------
$                   BLOCK: 5
!{           TRANCHE NAME: 3L1 }
$         ORIGINAL_AMOUNT: 22261454.00
$          CURRENT_FACTOR: 1.000000000
$          CURRENT_COUPON: 5.5
$          PRINCIPAL_FREQ: 12
$           PAYMENT_DELAY: 24
```

```
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
$                 BLOCK: 6
!{         TRANCHE NAME: 3B1 }
$       ORIGINAL_AMOUNT: 9278350.51
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 5.5
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
--------------------------------------------------
$               PHANTOM: 7
!{         TRANCHE NAME: 3IO1 }
$       ORIGINAL_AMOUNT: 30000000.00
$        CURRENT_FACTOR: 1.000000000
$        CURRENT_COUPON: 0.1
$        PRINCIPAL_FREQ: 12
$         PAYMENT_DELAY: 24
$            DATED_DATE: 20051101
$    FIRST_PAYMENT_DATE: 20051225
$     NEXT_PAYMENT_DATE: 20051225
$        ACCRUAL_METHOD: THIRTY_360
--------------------------------------------------
--------------------------------------------------
$               TRANCHE: 1
$                  NAME: 3N1
$                 CSORT: 1
$                  TYPE: NAS
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 1 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$               TRANCHE: 2
$                  NAME: 3A2
$                 CSORT: 2
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 2 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$               TRANCHE: 3
$                  NAME: 3IO1
$                 CSORT: 3
$                  TYPE: IO,NTL
$          RECORD_DELAY: 24
$              NOTIONAL:
$    COMPOSITION: BLOCK: 7 PRIN: 100.000000000 INT: 100.000000000
!  ( notional tranche name is 3IO1 )
--------------------------------------------------
$               TRANCHE: 4
$                  NAME: 3A3
$                 CSORT: 4
$                  TYPE:
$          RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 3 PRIN: 100.000000000 INT: 100.000000000
--------------------------------------------------
$               TRANCHE: 5
$                  NAME: 3A1
```

```
$               CSORT: 5
$                TYPE:
$        RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 4 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$             TRANCHE: 6
$                NAME: 3L1
$               CSORT: 6
$                TYPE:
$        RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 5 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
$             TRANCHE: 7
$                NAME: 3B1
$               CSORT: 7
$                TYPE: SUB
$        RECORD_DELAY: 24
$    COMPOSITION: BLOCK: 6 PRIN: 100.000000000 INT: 100.000000000
-------------------------------------------------
-------------------------------------------------
$     END_TRANCHES:
-------------------------------------------------
-------------------------------------------------
     END OF BOND FILE
**************************************************
$        VERSION: 3.03 (BLOOMBERG CMO COLLATERAL FILE)
--------------------------------------------------
$    AGENCY_LIST:     Type   Factor Date    P/Y Delay     BV Delay
                     WHOLE 20051101 55 54
--------------------------------------------------
$     ASSUMED_POOLS:
---------------------------------------------------------------------------
!G Loan Number  Loan Type    NET--CPN CURR--BALANCE ORIG--BALANCE  PY--WAC
FIXED----PAYMENT BLN AGE
---------------------------------------------------------------------------
 L          1 WHOLE      LPM  5.500000000  247422680.40  247422680.40  6.000000000
        WAM=357 357 3
 L          2 WHOLE      LPM  5.500000000   61855670.10   61855670.10  6.000000000
        WAM=357 357 3 (IO=117)
```

Caldwell, Sahvanna

From: Gavin, Chris M. [cgavin@mayerbrownrowe.com]
Sent: Wednesday, November 23, 2005 11:53 AM
To: Caldwell, Sahvanna
Cc: Roark, Stephanie
Subject: RFMSI S7

ſou can go ahead and file the comp mats as described in my emails of a few moments ago.

ˀlease call me if you have any questions.

ↄould you send us a confirmation when the 8-K is filed as we will then file the 424 with the printer, which needs to be filed oday.

ʒy the way, could you send us a copy of the Form SE that you are submitting.

ᶠinal note, thank you so much for you help on all of this. Jeremiah and I were discussing yesterday how lucky we were to ıave the benefit of your services on these deals.

ɥave a great Thanksgiving.

ↄhris M. Gavin
ayer, Brown, Rowe & Maw LLP
'1 S. Wacker Drive
ↄhicago, IL 60606
:gavin@mayerbrownrowe.com
T) 312/701-8851
F) 312/701-7711

EXHIBITS 99.2

CREDIT SUISSE | FIRST BOSTON

RFMSI 05-S7 (E_COMPS)

Group 1

1. Pay the NAS Priority Amount to the NAS until retired
2. Beginning on December 2008 Distribution date, pay $32,455 concurrently as follows:
    a. 92.4369732364% to the A2 class
    b. 7.5630267636% to the A3 class
3. Pay the AS3 until retired.
4. Concurrently as follows:
    a. 92.4369732364% to the A2 class
    b. 7.5630267636% to the A3 class
5. Pay the NAS until retired

Notes

Wrap fee of .10% based on the A2 balance

- NAS bond, **12** mos of hard lockout
    - **Nas Priority Amount =** (nas% x Scheduled Prin) + (nas% x shift% x Prepay Prin)
    - **Shift % =** Standard Shift Schedule
      Nas % = **min(99%,NAS + 24,300,000)/(Non PO Balance)**

Deal Summary Report

RFMSI05-S7ED

Row			Assumptions			
4	Settlement	30-Nov-05	Prepay		300 PSA	
5	1st Pay Date	25-Dec-05	Default		0 CDR	
6			Recovery	0	months	
7			Severity		0%	

Collateral					
Balance	WAC	NETWAC	WAM	Age	Orig IO
$247,422,680.40	6	5.5	357	3	0
$61,855,670.10	6	5.5	357	3	120

Row	Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
11	NAS	54,000,000.00	5.5	12/06 - 10/17	8.21	6.31	5.84	131	Interp	97-28.58	33528.71	239.25	53.102	01-Nov-05	FIX
12	A2	30,000,000.00	5.85	12/08 - 08/35	14.52		0	0	Interp			141.38	0	01-Nov-05	FIX
13	WRAP	30,000,000.00	0.1	12/05 - 08/35	14.52		0	0	Interp			2.42	0	01-Nov-05	IO
14	A3	2,454,546.00	0	12/08 - 08/35	14.52		0	0	Interp			0	0	01-Nov-05	FIX
15	AS3	213,545,454.00	5.5	12/05 - 06/14	3.35		0	0	Interp			946.13	0	01-Nov-05	FIX
16	SUBORD	9,278,350.51	5.5	12/05 - 08/35	10.49	7.42	5.797	122	Interp	97-29.00	6768.6	41.11	9.125	01-Nov-05	FIX

Treasury							Swaps					
Mat	6MO	2YR	3YR	5YR	10YR	30YR	1YR	2YR	3YR	5YR	10YR	30YR
Yld	4.222	4.378	4.408	4.448	4.569	4.770	4.678	4.811	4.864	4.940	5.078	5.290

RFMSI05-S7AR4 - Price/Yield - A2

Balance	$30,000,000.00	Delay	24	WAC	6	WAM	357
Coupon	5.85	Dated	11/01/2005	NET	5.5	WALA	3
Settle	11/30/2005	*First Payment*	12/25/2005				

Price	*1*	*2*	*3*	*4*	*5*	*6*	*7*	*8*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-00.00	6.143	6.165	6.208	6.345	6.557	6.663	6.852	7.025
97-04.00	6.132	6.153	6.194	6.325	6.526	6.627	6.807	6.971
97-08.00	6.121	6.142	6.180	6.304	6.496	6.591	6.762	6.917
97-12.00	6.111	6.130	6.166	6.284	6.465	6.555	6.716	6.864
97-16.00	6.100	6.118	6.152	6.263	6.434	6.519	6.671	6.810
97-20.00	6.089	6.106	6.138	6.243	6.403	6.483	6.626	6.757
97-24.00	6.078	6.094	6.125	6.222	6.373	6.447	6.582	6.704
97-28.00	6.068	6.083	6.111	6.202	6.342	6.412	6.537	6.651
98-00.00	6.057	6.071	6.097	6.181	6.311	6.376	6.492	6.598
98-04.00	6.046	6.059	6.083	6.161	6.281	6.340	6.447	6.545
98-08.00	6.036	6.047	6.070	6.141	6.250	6.305	6.403	6.492
98-12.00	6.025	6.036	6.056	6.120	6.220	6.269	6.358	6.439
98-16.00	6.015	6.024	6.042	6.100	6.190	6.234	6.314	6.386
98-20.00	6.004	6.013	6.028	6.080	6.159	6.199	6.269	6.334
98-24.00	5.994	6.001	6.015	6.060	6.129	6.163	6.225	6.281
98-28.00	5.983	5.989	6.001	6.039	6.099	6.128	6.181	6.229
99-00.00	5.973	5.978	5.988	6.019	6.068	6.093	6.136	6.176
99-04.00	5.962	5.966	5.974	5.999	6.038	6.058	6.092	6.124
99-08.00	5.952	5.955	5.961	5.979	6.008	6.023	6.048	6.072
99-12.00	5.941	5.943	5.947	5.959	5.978	5.987	6.004	6.020
99-16.00	5.931	5,932	5.934	5.939	5.948	5.952	5.960	5.967
99-20.00	5.921	5.920	5.920	5.919	5.918	5.918	5.916	5.915
99-24.00	5.910	5.909	5.907	5.899	5.888	5.883	5.873	5.864
99-28.00	5.900	5.898	5.893	5.880	5.858	5.848	5.829	5.812
100-00.00	5.889	5.886	5.880	5.860	5.828	5.813	5.785	5.760
100-04.00	5.879	5.875	5.867	5.840	5.799	5.778	5.742	5.708
100-08.00	5.869	5.863	5.853	5.820	5.769	5.744	5.698	5.657
100-12.00	5.859	5.852	5.840	5.801	5.739	5.709	5.655	5.605
100-16.00	5.848	5.841	5.827	5.781	5.710	5.674	5.611	5.554
100-20.00	5.838	5.830	5.813	5.761	5.680	5.640	5.568	5.503
100-24.00	5.828	5.818	5.800	5.742	5.650	5.605	5.525	5.451

100-28.00	5.818	5.807	5.787	5.722	5.621	5.571	5.482	5.400
101-00.00	5.808	5.796	5.774	5.703	5.591	5.537	5.438	5.349
101-04.00	5.797	5.785	5.760	5.683	5.562	5.502	5.395	5.298
101-08.00	5.787	5.773	5.747	5.664	5.533	5.468	5.352	5.247
101-12.00	5.777	5.762	5.734	5.644	5.503	5.434	5.309	5.196
101-16.00	5.767	5.751	5.721	5.625	5.474	5.400	5.267	5.145
101-20.00	5.757	5.740	5.708	5.605	5.445	5.366	5.224	5.095
101-24.00	5.747	5.729	5.695	5.586	5.415	5.332	5.181	5.044
101-28.00	5.737	5.718	5.682	5.567	5.386	5.298	5.138	4.994
102-00.00	5.727	5.707	5.669	5.548	5.357	5.264	5.096	4.943
Spread @ Center Price	110	116	121	130	139	142	144	147
WAL	23.53	19.17	14.52	8.59	4.94	4.14	3.21	2.67
Mod Durn	12.03	10.92	9.28	6.27	4.17	3.58	2.85	2.40
Principal Window	Dec08 - Aug35	Dec08 - Aug35	Dec08 - Aug35	~Dec08 - Aug35	Dec08 - Oct11	Dec08 - Jul10	Oct08 - Jun09	May08 - Oct08
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	600 PSA	800 PSA	1000 PSA

Treasury Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	4.266	4.470	4.505	4.556	4.663	4.850

RFMSI05-S7AR3 - Price/Yield - A2

Balance	$30,000,000.00	Delay	24	WAC	6	WAM	357
Coupon	5.85	Dated	11/01/2005	NET	5.5	WALA	3
Settle	11/30/2005	First Payment	12/25/2005				

Price	1	2	3	4	5	6	7
	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-00.00	6.143	6.165	6.208	6.345	6.557	6.759	6.852
97-08.00	6.121	6.142	6.180	6.304	6.496	6.678	6.762
97-16.00	6.100	6.118	6.152	6.263	6.434	6.597	6.671
97-24.00	6.078	6.094	6.125	6.222	6.373	6.516	6.582
98-00.00	6.057	6.071	6.097	6.181	6.311	6.435	6.492
98-08.00	6.036	6.047	6.070	6.141	6.250	6.355	6.403
98-16.00	6.015	6.024	6.042	6.100	6.190	6.275	6.314
98-24.00	5.994	6.001	6.015	6.060	6.129	6.195	6.225
99-00.00	5.973	5.978	5.988	6.019	6.068	6.115	6.136
99-08.00	5.952	5.955	5.961	5.979	6.008	6.036	6.048
99-16.00	5.931	5.932	5.934	5.939	5.948	5.956	5.960
99-24.00	5.910	5.909	5.907	5.899	5.888	5.878	5.873
100-00.00	5.889	5.886	5.880	5.860	5.828	5.799	5.785
100-08.00	5.869	5.863	5.853	5.820	5.769	5.720	5.698
100-16.00	5.848	5.841	5.827	5.781	5.710	5.642	5.611
100-24.00	5.828	5.818	5.800	5.742	5.650	5.564	5.525
101-00.00	5.808	5.796	5.774	5.703	5.591	5.486	5.438
101-08.00	5.787	5.773	5.747	5.664	5.533	5.409	5.352
101-16.00	5.767	5.751	5.721	5.625	5.474	5.332	5.267
101-24.00	5.747	5.729	5.695	5.586	5.415	5.255	5.181
102-00.00	5.727	5.707	5.669	5.548	5.357	5.178	5.096
Spread @ Center Price	118	124	130	140	150	153	154
WAL	23.53	19.17	14.52	8.59	4.94	3.61	3.21
Mod Durn	12.03	10.92	9.28	6.27	4.17	3.16	2.85
Principal Window	Dec08 - Aug35	Dec08 - Aug35	Dec08 - Aug35	~Dec08 - Aug35	Dec08 - Oct11	Dec08 - Dec09	Oct08 - Jun09
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	700 PSA	800 PSA

Treasury Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	4.222	4.378	4.408	4.448	4.569	4.770

RFMSI05-S7AR3 - Price/Yield - A2

Balance	$30,000,000.00	Delay	24	WAC	6	WAM	357
Coupon	5.85	Dated	11/01/2005	NET	5.5	WALA	3
Settle	11/30/2005	First Payment	12/25/2005				

Price	*1*	*2*	*3*	*4*	*5*	*6*	*7*	*8*
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-00.00	6.143	6.165	6.208	6.345	6.557	6.759	6.852	7.025
97-08.00	6.121	6.142	6.180	6.304	6.496	6.678	6.762	6.917
97-16.00	6.100	6.118	6.152	6.263	6.434	6.597	6.671	6.810
97-24.00	6.078	6.094	6.125	6.222	6.373	6.516	6.582	6.704
98-00.00	6.057	6.071	6.097	6.181	6.311	6.435	6.492	6.598
98-08.00	6.036	6.047	6.070	6.141	6.250	6.355	6.403	6.492
98-16.00	6.015	6.024	6.042	6.100	6.190	6.275	6.314	6.386
98-24.00	5.994	6.001	6.015	6.060	6.129	6.195	6.225	6.281
99-00.00	5.973	5.978	5.988	6.019	6.068	6.115	6.136	6.176
99-08.00	5.952	5.955	5.961	5.979	6.008	6.036	6.048	6.072
99-16.00	5.931	5.932	5.934	5.939	5.948	5.956	5.960	5.967
99-24.00	5.910	5.909	5.907	5.899	5.888	5.878	5.873	5.864
100-00.00	5.889	5.886	5.880	5.860	5.828	5.799	5.785	5.760
100-08.00	5.869	5.863	5.853	5.820	5.769	5.720	5.698	5.657
100-16.00	5.848	5.841	5.827	5.781	5.710	5.642	5.611	5.554
100-24.00	5.828	5.818	5.800	5.742	5.650	5.564	5.525	5.451
101-00.00	5.808	5.796	5.774	5.703	5.591	5.486	5.438	5.349
101-08.00	5.787	5.773	5.747	5.664	5.533	5.409	5.352	5.247
101-16.00	5.767	5.751	5.721	5.625	5.474	5.332	5.267	5.145
101-24.00	5.747	5.729	5.695	5.586	5.415	5.255	5.181	5.044
102-00.00	5.727	5.707	5.669	5.548	5.357	5.178	5.096	4.943
Spread @ Center Price	118	124	130	140	150	153	154	156
WAL	23.53	19.17	14.52	8.59	4.94	3.61	3.21	2.67
Mod Durn	12.03	10.92	9.28	6.27	4.17	3.16	2.85	2.40
Principal Window	Dec08 - Aug35	Dec08 - Aug35	Dec08 - Aug35	~Dec08 - Aug35	Dec08 - Oct11	Dec08 - Dec09	Oct08 - Jun09	May08 - Oct08
Prepay	100 PSA	200 PSA	300 PSA	400 PSA	500 PSA	700 PSA	800 PSA	1000 PSA

Treasury Mat	6MO	2YR	3YR	5YR	10YR	30YR
Yld	4.222	4.378	4.408	4.448	4.569	4.770